EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Immediate report - Wholesale market - publication of telephony hearing

Further to the company’s immediate reports in the matter of the High Court of Justice hearing on the wholesale market and the State’s notice to the HCJ [Ref. No. 2015-01-132204; 2015-01-130794] and further to the description in paragraph 1.6.3 of the chapter on the corporation’s business description in the company’s periodic report for 2014, concerning the wholesale market, the company hereby reports that on 10 December, 2015 the Ministry of Communications published a hearing in the matter of “The Provision of Telephony Services via Resale on the Bezeq Network.” A draft amendment to the company’s general license (“the license”) was attached to the hearing document, addressing the addition of telephony service (“the service”) to the license, in a resale format. Below is a summary of the hearing. The full document is attached to this report.

The service enables the holder of a general license that is authorized to provide domestic landline operating services, to purchase telephony services from the company, such that will facilitate the sending and receiving of phone calls and the provision of accompanying and value added services provided by the company, as much as possible, in such a manner that the service provider’s subscriber will not discern that he is receiving service via Bezeq, apart from with respect to technical support. In this framework the service provider may bundle packages that are marketed to its subscribers in any format whatsoever.

At the hearing it was stated that the ministry is considering allowing Bezeq to offer the service as an interim solution for a limited period of a year from the date of the decision at the hearing, following which the company will provide wholesale telephony service. It was further stated at the hearing that the service will be provided immediately after the determination of the operating arrangements with the providers, as the provision of services does not require preparations or changes to the company’s engineering systems, but rather only to the IT systems.

At the hearing the rates were presented as follows:

Package	Wholesale payment (derived from the retail price, without the VAT)
100 speakers	NIS 23.03
300 speakers	NIS 28.15
600 speakers	NIS 35.85
750 speakers	NIS 38.41
1,000 speakers	NIS 46.10

●	Reciprocal connection – The above payment includes the payments for reciprocal connection for calls to Bezeq subscribers, and in addition, the service provider will pay a reciprocal connection rate for outgoing calls from his network to any subscriber of a different operator, apart from a company subscriber. The service provider will similarly be eligible for reciprocal connection payment for every incoming call.
●	Price per additional minutes - 9.23 agorot per minute.
●	Payment for additional services - 40% less than the payment set in the package deals.

The company is studying the details of the hearing and its implications, and intends to submit its response by the deadline for submitting a response (10 January, 2016).

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.